Exhibit 99.1

SAP Announces Outstanding Fourth Quarter and Full-Year 2021 With Record Cloud Performance
Exceeds High End of Outlook for Cloud & Software Revenue and Operating Profit

After an initial review of its fourth-quarter 2021 performance, SAP today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter

▪	Rapid expansion of current cloud backlog to €9.45 billion, up 32% (up 26% at constant currencies), a sequential growth acceleration by 4 percentage points at constant currencies.

▪	Stellar SAP S/4HANA current cloud backlog performance, up 84% (up 76% at constant currencies), driven by strong adoption of “RISE with SAP”.

▪	Cloud revenue up 28% (up 24% at constant currencies), accelerating further with strong execution across the entire cloud portfolio.

Full Year

▪	Continuing cloud acceleration across the board, delivering results above expectations.

▪	IFRS cloud revenue up 17%, non-IFRS cloud revenue up 16% (up 19% at constant currencies), hitting high end of revised 2021 outlook.

▪	Cloud & software revenue up 4% (up 5% at constant currencies), exceeding high end of revised 2021 outlook.

▪	IFRS operating profit down 30%, non-IFRS operating profit down 1% (up 1% at constant currencies), exceeding high end of revised 2021 outlook.

▪	Operating cash flow expected above €6.0 billion; Free cash flow expected at around €5.0 billion.

▪	Strong, accelerating cloud growth reflected in 2022 outlook, targeting up to 26% non-IFRS cloud revenue growth at constant currencies.

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Walldorf, Germany – January 13, 2022. SAP Announces Preliminary Financial Results for Q4 and Full-Year 2021

Business Update

After an initial review of its fourth-quarter 2021 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2021. All 2021 figures in this release are approximate due to the preliminary nature of the announcement.

Businesses around the world are embracing digital technologies and the cloud to transform the way they do business. Today’s unpredictable reality, from supply chain disruptions to new regulatory restrictions, means the need for flexibility and adaptability has never been greater. Our depth of experience in mission critical business processes across all customer sizes, industries and geographies sets us apart and is core to why businesses are choosing SAP for their business transformation.

The strength and the execution of our strategy is showing up on multiple fronts with exceptional customer momentum across our cloud portfolio and financial performance exceeding market expectations.

High customer adoption is underpinned by exceptionally strong demand for “RISE with SAP” across customers of all sizes. It helps customers develop, adopt and automate new business models, and become intelligent enterprises. They also benefit from our Business Network, the largest B2B network in the world, which helps them create more resilient supply chains.

Customer satisfaction continues to increase, echoed by strong renewal rates.

SAP is confident that its positive momentum will continue throughout 2022, and expects accelerating cloud revenue growth, supported by strong traction of SAP S/4HANA Cloud.

Financial Performance

Fourth Quarter 2021

Current cloud backlog accelerated faster than anticipated, up 32% to €9.45 billion and up 26% at constant currencies. SAP S/4HANA current cloud backlog was up 84% to €1.71 billion and up 76% at constant currencies. Cloud revenue was up 28% to €2.61 billion and up 24% at constant currencies. SAP S/4HANA cloud revenue was up 65% to €329 million and up 61% at constant currencies. Software licenses revenue was down 14% year over year to €1.46 billion and down 17% at constant currencies. Cloud and software revenue was up 6% to €6.99 billion and up 3% at constant currencies. Services revenue was up 3% year over year to €0.99 billion and flat at constant currencies. Total revenue was up 6% year over year to €7.98 billion and up 3% at constant currencies.

The share of more predictable revenue grew by 5 percentage points year over year to 69% in the fourth quarter.

IFRS operating profit decreased 45% to €1.47 billion and IFRS operating margin decreased by 16.9 percentage points to 18.4% mainly due to higher share-based compensation expenses, primarily related to Qualtrics. Non-IFRS operating profit decreased 11% to €2.47 billion and decreased 12% at constant currencies. Non-IFRS operating margin decreased by 5.8 percentage points to 30.9% and decreased by 5.4 percentage points at constant currencies. Prior year IFRS operating profit included a disposal gain of €194 million and non-IFRS operating profit of €128 million related to the sale of the SAP Digital Interconnect business.

IFRS earnings per share decreased 23% to €1.24 and non-IFRS earnings per share increased 10% to €1.86.

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Full Year 2021

SAP hit the high end of its revised 2021 cloud revenue outlook range and exceeded its cloud and software revenue and operating profit outlook ranges.

IFRS cloud revenue was up 17%, non-IFRS cloud revenue was up 16% to €9.42 billion and up 19% to €9.59 billion at constant currencies, hitting the high end of the revised full year outlook (€9.4 to €9.6 billion non-IFRS at constant currencies). SAP S/4HANA cloud revenue was up 46% to €1.09 billion and up 47% at constant currencies, exceeding the €1 billion cloud revenue mark as anticipated. Software licenses revenue was down 11% year over year to €3.25 billion and down 11% to €3.24 billion at constant currencies. Cloud and software revenue was up 4% year over year to €24.08 billion and up 5% to €24.41 billion at constant currencies, exceeding the revised full year outlook (€23.8 – 24.2 billion non-IFRS at constant currencies). Total revenue was up 2% year over year to €27.84 billion and up 3% to €28.23 billion at constant currencies.

As anticipated, the share of more predictable revenue grew by 3 percentage points year over year to 75% for the full year 2021.

For the full year, IFRS operating profit and operating margin were impacted by significantly higher share-based compensation expenses compared to 2020 mainly due to the Qualtrics IPO and the appreciation of SAP’s share price during the year. IFRS operating profit decreased by 30% year over year to €4.66 billion. IFRS operating margin decreased by 7.5 percentage points year over year to 16.7%. Non-IFRS operating profit was down 1% to €8.23 billion and up 1% to €8.41 billion at constant currencies, exceeding the high end of the revised full year outlook (€8.1 – 8.3 billion non-IFRS at constant currencies). Non-IFRS operating margin decreased by 0.7 percentage points to 29.6% and decreased by 0.5 percentage points at constant currencies.

IFRS earnings per share increased 3% to €4.46 and non-IFRS earnings per share increased 25% to €6.74, reflecting a strong contribution from Sapphire Ventures throughout the entire year.

Operating cash flow for the full year is expected to be above €6.0 billion. Free cash flow is expected to be at around €5.0 billion.

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Financial Results at a Glance

Fourth Quarter 2021

	IFRS			Non-IFRS[1]
€ billion, unless otherwise stated	Q4 2021	Q4 2020	∆ in %	Q4 2021	Q4 2020	∆ in %	∆ in % constant currency
Current cloud backlog[2]	NA	NA	NA	9.45	7.15	32	26
Thereof SAP S/4HANA Current cloud backlog[2]	NA	NA	NA	1.71	0.93	84	76
Cloud revenue	2.61	2.04	28	2.61	2.04	28	24
Thereof SAP S/4HANA Cloud revenue	0.33	0.20	65	0.33	0.20	65	61
Software licenses and support revenue	4.38	4.54	–4	4.38	4.54	–4	–6
Cloud and software revenue	6.99	6.58	6	6.99	6.58	6	3
Total revenue	7.98	7.54	6	7.98	7.54	6	3
Share of more predictable revenue (in %)	69	65	5pp	69	65	5pp
Operating profit (loss)	1.47	2.66	–45	2.47	2.77	–11	–12
Profit (loss) after tax	1.45	1.93	–25	2.28	2.03	13
Operating margin (in %)	18.4	35.2	–16.9pp	30.9	36.8	–5.8pp	–5.4pp
Basic earnings per share (in €)	1.24	1.62	–23	1.86	1.70	10
Number of employees (FTE, December 31)	107,415	102,430	5	NA	NA	NA	NA

Full Year 2021

	IFRS			Non-IFRS[1]
€ billion, unless otherwise stated	Q1–Q4 2021	Q1–Q4 2020	∆ in %	Q1–Q4 2021	Q1–Q4 2020	∆ in %	∆ in % constant currency
Current cloud backlog[2]	NA	NA	NA	9.45	7.15	32	26
Thereof SAP S/4HANA Current cloud backlog[2]	NA	NA	NA	1.71	0.93	84	76
Cloud revenue	9.42	8.08	17	9.42	8.09	16	19
Thereof SAP S/4HANA Cloud revenue	1.09	0.75	46	1.09	0.75	46	47
Software licenses and support revenue	14.66	15.15	–3	14.66	15.15	–3	–2
Cloud and software revenue	24.08	23.23	4	24.08	23.23	4	5
Total revenue	27.84	27.34	2	27.84	27.34	2	3
Share of more predictable revenue (in %)	75	72	3pp	75	72	3pp
Operating profit (loss)	4.66	6.62	–30	8.23	8.29	–1	1
Profit (loss) after tax	5.38	5.28	2	8.34	6.53	28
Operating margin (in %)	16.7	24.2	–7.5pp	29.6	30.3	–0.7pp	–0.5pp
Basic earnings per share (in €)	4.46	4.35	3	6.74	5.41	25
Number of employees (FTE, December 31)	107,415	102,430	5	NA	NA	NA	NA

1) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

2) As this is an order entry metric, there is no IFRS equivalent.

All figures are preliminary and unaudited. Due to rounding, numbers may not add up precisely.

Non-IFRS Adjustments

Due to the change in our non-IFRS definition in the second quarter 2021 effective for the full year 2021, there are no longer adjustments of our IFRS revenue measures (Q4 2020: significantly less than €0.01 billion; FY 2020: significantly less than €0.01 billion). For more

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information on this changed definition, the individual adjusted expense categories, our reasons for providing non-IFRS measures and the limitations of our non-IFRS measures please refer to Explanation of Non-IFRS Measures.

In the fourth quarter, the difference between non-IFRS operating profit and IFRS operating profit includes

▪	adjustments for acquisition-related charges of €0.17 billion (Q4 2020: €0.10 billion),

▪	adjustments for share-based payment expenses of €0.83 billion (Q4 2020: €0.02 billion) and

▪	adjustments for restructuring expenses of €0.01 billion (Q4 2020: –€0.01 billion).

For the full-year 2021, the difference between non-IFRS operating profit and IFRS operating profit includes

▪	adjustments for acquisition-related charges of €0.62 billion (FY 2020: €0.58 billion),

▪	adjustments for share-based payment expenses of €2.79 billion (FY 2020: €1.08 billion) and

▪	adjustments for restructuring expenses of €0.16 billion (FY 2020: €0.00 billion).

Business Outlook 2022

For 2022, SAP expects its cloud growth to continue to accelerate. The pace and scale of SAP’s cloud momentum places the Company well on track towards its mid-term ambition.

For the full year 2022, SAP expects:

▪	€11.55 – 11.85 billion non-IFRS cloud revenue at constant currencies (2021: €9.42 billion), up 23% to 26% at constant currencies.

▪	€25.0 – 25.5 billion non-IFRS cloud and software revenue at constant currencies (2021: €24.08 billion), up 4% to 6% at constant currencies.

▪	€7.8 – 8.25 billion non-IFRS operating profit at constant currencies (2021: €8.23 billion), flat to down 5% at constant currencies.

▪	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 78% (2021: 75%).

While SAP’s full-year 2022 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q1 and FY 2022 expected currency impacts.

Expected Currency Impact Assuming December 2021 Rates Apply for the Rest of the Year (non-IFRS)

In percentage points	Q1 2022	FY 2022
Cloud revenue growth	+3pp to +5pp	+2pp to +4pp
Cloud and software revenue growth	+2pp to +4pp	+1pp to +3pp
Operating profit growth	+1pp to +3pp	+1pp to +3pp

Ambition 2025

SAP confidently reiterates its mid-term ambition which was previously published in its Q3 2020 Quarterly Statement.

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Additional Information

This press release and all information therein is preliminary and unaudited.

The SAP Integrated Report 2021 and Annual Report on Form 20-F will be published on March 3, 2022, and will be available for download at www.sapintegratedreport.com.

Fourth Quarter 2021 Quarterly Statement

SAP’s fourth quarter 2021 quarterly statement will be published on January 27, 2022, and will be available for download at www.sap.com/investor.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the CCB is a valuable indicator of go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of cloud revenue and software support revenue as a percentage of total revenue.

For explanations on other key growth metrics please refer to the performance management section of SAP’s Integrated Report 2020 and SAP’s Half-Year Report 2021, which can be found at www.sap.com/investor.

Webcast

SAP senior management will host a virtual press conference on Thursday, January 27th at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2020 Annual Report on Form 20-F.

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